UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	27 February 2025 - “Haleon Preliminary 2024 Full Year Results”
99.2	27 February 2025 - “Haleon Preliminary 2024 Full Year Results”

99.1

Haleon plc: Preliminary 2024 Full Year Results

27 February 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces its preliminary full year results statement for the year ended 31 December 2024 is available at http://www.rns-pdf.londonstockexchange.com/rns/6119Y_1-2025-2-26.pdf.

The preliminary full year results statement will also be available on the Haleon website www.haleon.com/investors, and the results have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Dividend
Reflecting the strength of free cash flow generation during the year, alongside strong organic profit growth, the Board is proposing a 2024 total dividend of 6.6p per ordinary share which represents a payout ratio of approximately 37% of 2024 adjusted earnings (2023: 35%). This includes a final dividend of 4.6p per ordinary share.

Subject to shareholder approval, the final dividend will be paid on 5 June 2025 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 25 April 2025 (the record date). The ex-dividend date for ordinary shares is 24 April 2025 and for US American Depositary Shares (ADS) is 25 April 2025. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline is 15 May 2025. The DRIP is provided by Equiniti Financial Services Limited, more information is available at www.shareview.co.uk/info/drip.

Presentation for analysts and shareholders
A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7am GMT (8am CET) on 27 February 2025 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9am GMT (10am CET).

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 800 358 1035
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	309530

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

This information contains regulated information as per 6.3.7R of the Disclosure and Transparency Rules of the Financial Conduct Authority.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: February 27, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary